Exhibit 28(d.6)

Letter Agreement

To:	RiverNorth Capital Management, LLC 325 N. LaSalle Street, Suite 645 Chicago, IL 60654

Dear Board Members:

You have engaged us to act as the sole investment adviser to the RiverNorth/Oaktree High Income Fund (the “Fund”) pursuant to a Management Agreement dated as of December 28, 2010 (the “Agreement”).

Effective January 31, 2017 through January 31, 2018, we hereby contractually agree to waive management fees and/or reimburse the Fund for expenses it incurs, but only to the extent necessary to limit the Fund’s total annual operating expenses (excluding brokerage fees and commissions; borrowing costs such as (a) interest and (b) dividends on securities sold short; taxes; indirect expenses incurred by the underlying funds in which the Fund invests; and extraordinary expenses), including amortized offering costs, at 1.60% of the average daily net assets of the Fund’s Class R shares and 1.35% of the average daily net assets of the Fund’s Class I shares for that period.

Any waiver or reimbursement by us is subject to repayment by the Fund within the three fiscal years following the fiscal year in which the expenses occurred, if the Fund is able to make the repayment without exceeding its current expense limitations and the repayment is approved by the Board of Trustees.  This agreement may only be terminated by the Board of Trustees.

Very truly yours,
RiverNorth Capital Management, LLC
/s/ Brian H. Schmucker

Brian H. Schmucker
Chief Executive Officer

The foregoing Agreement is hereby accepted.
RiverNorth Funds
/s/ Patrick W. Galley

Patrick W. Galley
President